

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2010

T J Jesky
EZJR, Inc.
2235 E. Flamingo, Suite 114
North Las Vegas, Nevada 89119

Re: **EZJR, Inc.**
Registration Statement on Form 10
Amended September 21, 2010
File No. 000-53810

Dear Mr. Jesky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business History, page 3

1.   Please expand your response to prior comment 1 to tell us why you believe you do not need to disclose your related person's agreement with you to purchase share certificates. Also tell us where you have filed the agreement, and provide us your analysis of whether your disclosure or statements regarding the agreement are pre-commencement tender offer communications that must be filed pursuant applicable tender offer rules.

2.   From your response to prior comment 2, it appears that the target company in the merger ceased to exist upon the effectiveness of the merger. Therefore, your disclosure that, after the merger, your major shareholders purchased the shares of the target company is unclear given that the target company – and its shares – did not exist to be purchased at that time. Please revise.

Risk Factors, page 10

3.   We note your response to prior comment 4.

- It is unclear how you conclude that you have fully and clearly disclosed your affiliates historic relationships with reporting companies. Please tell us how you confirmed that your disclosure is complete.

- If registrants with little or no revenues with which your affiliates were associated often do not generate substantial revenue from the business that they initially disclosed, you should say so prominently at the beginning of your business description in this document. Such prominent disclosure should explain:

  o   the extent to which your affiliates typically transfer their ownership or control of their companies;

  o   the timing of that transfer relative to when the company begins generating substantial revenue or enters into a new business;

  o   the extent to which a transfer of control provides an incentive for those who were affiliates before the transfer to sell their shares;

  o   the potential material effect on the market price of the registrant's securities as a result of such sales;

  o   how your affiliates profit from their involvement with such registrants; and

  o   the risk that you will be found to be subject to Rule 419.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of Current Operations, page 22

4.   Refer to your response to prior comment 6:

- We reissue that part of the comment that asks you to tell us specifically what work was done during the "past two years" and the date that each such activity occurred. If you have not taken substantial steps towards developing the product since your option expired, it remains unclear why it is appropriate to suggest to investors that you have been working on the project for the entire past two years.

- If the Cleveland Clinic has not performed any work with regard to the project subsequent to the expiration of the exclusive option agreement, please revise your discussion to explain this. One infers from your discussion that the Cleveland Clinic is a "team" member active in the current development stage; that is, finding an economic solution to the design problem.

5. To this regard, in your response you indicate that your CEO has agreed to keep the company operational and maintain its fully reporting requirements, without seeking reimbursement from the company. We refer to the guidance at SAB Topic 1(B)(1), which requires the financial statements to include all costs of doing business. Please tell us the nature and amount of any expenses incurred on behalf of the company and not recorded on the books. If these expenses are not to be reimbursed, tell us why these would not recorded in the form of contributed capital.

Item 9(a) Market Information, page 30

6. Prior comment 7 addressed the registrant that filed this Form 10 registration statement; however, you provided a response addressing a different registrant. Therefore, we reissue the comment. Also, please revise your disclosure to clarify what you mean by being "listed" on the "Grey sheets."

Form 12b-25 Regarding Form 10-K for the Period Ended June 30, 2010

7. Please comply with Rule 12b-25(c) regarding the attachment of a signed statement from the auditor that you cited in your Narrative.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult at 202-551-3618 or in his absence, Kaitlin Tillan, Assistant Chief Accountant at 202-551-3664 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via Fax): Thomas C. Cook, Esq.